Exhibit 99.152

Condensed Consolidated Interim Financial Statements of

NexTech AR Solutions Corp.

Three months ended March 31, 2020 and 2019

(Expressed in Canadian Dollars)

(Unaudited)

NOTICE TO READER

The accompanying condensed consolidated interim financial statements of NexTech AR Solutions Corp. for the three months ended March 31, 2020 have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company. These condensed consolidated interim financial statements have not been reviewed by the Company’s external auditors.

NexTech AR Solutions Corp.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited - Expressed in Canadian dollars)

	March 31, 2020	December 31, 2019
	$	$

ASSETS
Current assets
Cash	2,309,656	2,849,344
Receivables (Note 3)	620,896	403,651
Prepaid expenses and deposits	219,725	200,650
Inventory	1,598,394	1,353,584
Total current assets	4,748,671	4,807,229

Non-current assets
Equipment (Note 4)	137,486	146,555
Intangible assets and goodwill (Note 5)	3,927,448	3,683,079
Total non-current assets	4,064,934	3,829,634

TOTAL ASSETS	8,813,605	8,636,863

LIABILITIES AND SHAREHOLDERS’ EQUITY LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Note 6)	1,050,408	1,243,528
Other payables (Note 7)	97,771	230,174
Total current liabilities	1,148,179	1,473,702

Long-term liabilities
Deferred income tax liability	72,717	96,956
Total Long-term liabilities	72,717	96,956

TOTAL LIABILITIES	1,220,896	1,570,658

EQUITY
Share capital (Note 9)	16,551,989	15,210,041
Convertible debentures (Note 8)	835,830	1,025,595
Reserves (Note 9)	2,163,919	1,407,330
Deficit	(11,959,029)	(10,576,761)

TOTAL SHAREHOLDERS’ EQUITY	7,592,709	7,066,205

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,813,605	8,636,863

Nature of operations and going concern (Note 1)

Approved by the Board of Directors

“Evan Gappelberg”	, Director	“Paul Duffy”	, Director

The accompanying notes are an integral part of these consolidated interim financial statements.

NexTech AR Solutions Corp.

Condensed Consolidated Interim Statements of Comprehensive Loss

For the three months ended March 31, 2020 and 2019

(Unaudited - Expressed in Canadian dollars)

	2020	2019
	$	$
Revenue	2,491,985	901,111
Cost of sales	(1,144,136)	(534,094)
Gross profit	1,347,849	367,017
Operating expenses
Sales and marketing	1,499,315	696,952
General and administrative	763,082	382,054
Research and development	373,331	583,909
Amortization (Note 5)	88,253	31,476
Depreciation (Note 4)	9,849	16,093
Foreign exchange loss (gain)	1,694	(42,981)
Total operating expenses	2,735,524	1,667,503
Operating loss	(1,387,675)	(1,300,486)
Financing expense	-	-
Loss before income taxes	(1,387,675)	(1,300,486)
Deferred income tax recovery	24,239	-
Net loss	(1,363,436)	(1,300,486)
Other comprehensive income (loss)
Exchange differences on translating foreign operations	488,316	-
Total comprehensive loss	(875,120)	(1,300,486)
Loss per common share
Basic and diluted loss per common share	(0.02)	(0.03)
Weighted average number of common shares outstanding	61,378,508	51,030,728

The accompanying notes are an integral part of these consolidated interim financial statements.

NexTech AR Solutions Corp.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

For the three months ended March 31, 2020 and 2019

(Unaudited - Expressed in Canadian dollars)

	Number of shares	Share capital	Equity portion of convertible debenture	Reserves	Deficit	Total
		$	$	$	$	$
Balance, December 31, 2018	43,687,872	6,365,393	-	423,463	(2,345,482)	4,443,374
Partial escrow cancellation	(400,000)	-	-	-	-	-
Acquisition of AR Ecommerce LLC	2,000,000	1,620,000	-	-	-	1,620,000
Shares released from escrow for services	-	60,000	-	-	-	60,000
Shares issued for exercise of warrants	8,461,500	2,605,750	-	-	-	2,605,750
Stock-based compensation	-	-	-	361,851	-	361,851
Net loss	-	-	-	-	(1,300,486)	(1,300,486)
Translation of foreign operations	-	-	-	-	-	-
Balance, March 31, 2019	53,749,372	10,651,143	-	785,314	(3,645,968)	7,790,489

Balance, December 31, 2019	60,509,250	15,210,041	1,025,595	1,407,330	(10,576,761)	7,066,205
Convertible debentures	347,663	208,597	(189,765)	-	(18,832)	-
Shares issued for exercise of warrants	513,305	406,764	-	-	-	406,764
Shares issued for exercise of options	1,007,500	305,675	-	-	-	305,675
Shares issued to settle related party liability	47,799	38,239				38,239
Share-based payment	478,341	382,673	-	268,273	-	650,946
Net loss	-	-	-	-	(1,363,436)	(1,363,436)
Translation of foreign operations	-	-	-	488,316	-	488,316
Balance as at March 31, 2020	62,903,858	16,551,989	835,830	2,163,919	(11,959,029)	7,592,709

The accompanying notes are an integral part of these consolidated interim financial statements.

NexTech AR Solutions Corp.

Condensed Consolidated Interim Statements of Cash Flows

For the three months ended March 31, 2020 and 2019

(Unaudited - Expressed in Canadian dollars)

	2020	2019
OPERATING ACTIVITIES
Net loss	(1,363,436)	(1,300,486)
Items not affecting cash:
Amortization of intangible assets	88,253	31,476
Deferred income tax recovery	(24,239)	-
Depreciation of property and equipment	9,849	16,093
Shares issued to settle related party liability	38,239	-
Share-based payments	650,946	361,851
Shares released from escrow for services	-	60,000
Changes in non-cash working capital items
Receivables	(217,245)	(213,475)
Prepaid expenses and deposits	(19,075)	(409,887)
Inventory	(244,810)	(267,849)
Accounts payable and accrued liabilities	(325,523)	(169,480)
Net cash used in operating activities	(1,407,041)	(1,891,757)
INVESTING ACTIVITIES
Cash acquired on a business combination	-	128,670
Purchase of equipment	-	(12,125)
Acquisition of HootView	-	(85,664)
Net cash used in investing activities	-	30,881
FINANCING ACTIVITIES
Proceeds from exercise of options and warrants	712,439	2,605,750
Net cash provided by financing activities	712,439	2,605,750
Foreign exchange	154,914	95,739
Net change in cash	(539,688)	840,613
Cash, beginning	2,849,344	1,646,858
Cash, ending	2,309,656	2,487,471

The accompanying notes are an integral part of these consolidated interim financial statements.

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2020

(Unaudited - Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

NexTech AR Solutions Corp. (the “Company” or “NexTech”) was incorporated in the province of British Columbia on January 12, 2018. The Company’s principal business activities are the acquisition and development of augmented reality technology for purposes of generating revenue from multiple sources including a platform for omni channel solutions for augmented reality, eCommerce, analytics and advertising. The Company’s shares are traded on the Canadian Securities Exchange under the trading symbol “NTAR”, in the United States of America on the OTCQB under the trading symbol “NEXCF”. The Company’s registered office is located at 1200- 750 West Pender Street, Vancouver, British Columbia, Canada V6C 2T8.

The unaudited condensed consolidated financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to generate revenue to establish profitable operations and to obtain the necessary equity or debt financing to fund operations as required. These factors indicate the existence of a material uncertainty that casts significant doubt on the ability of the Company to continue as a going concern. The unaudited condensed consolidated financial statements do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION Basis of Presentation

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). They do not include all the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the annual consolidated financial statements of the Company for the year ended December 31, 2019. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2019.

These condensed consolidated interim financial statements have been prepared on a historical cost basis. The preparation of these condensed consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of the accounting policies and reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

These condensed consolidated interim financial statements have been prepared in accordance with the same accounting policies and methods of application as the most recent audited consolidated financial statements for the period ended December 31, 2019. The unaudited condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 14, 2020.

Basis of Consolidation

These consolidated financial statements include the financial statement of the Company and the entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All intercompany transactions and balances have been eliminated.

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2020

(Unaudited - Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases. The Company’s wholly owned subsidiaries are NexTech AR Solutions USA LLC and AR Ecommerce LLC.

3.	RECEIVABLES

	March 31, 2020	December 31, 2019
Trade receivables	$538,733	$319,972
GST receivable	82,163	83,679
Receivables	$620,896	$403,651

4.	EQUIPMENT

	Trade show equipment	Office equipment	Total
Costs
As at May 31, 2019	$16,440	$161,931	$178,371
Additions	-	18,639	18,639
Foreign exchange	-	(486)	(486)
December 31, 2019	16,440	180,084	196,524
Foreign exchange	-	1,023	1,023
March 31, 2020	16,440	181,107	197,547
Accumulated depreciation
As at May 31, 2019	3,836	24,656	28,492
Additions	1,919	19,801	21,720
December 31, 2019	5,755	44,457	50,212
Additions	822	9,027	9,849
March 31, 2020	6,577	53,484	60,061
Net book value
December 31, 2019	$10,685	$135,870	$146,555
March 31, 2020	$9,863	$127,623	$137,486

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2020

(Unaudited - Expressed in Canadian dollars)

5.	INTANGIBLE ASSETS AND GOODWILL

The following table summarizes the continuity of the Company’s intangible assets:

	Licenses	Websites	Customer relationship	Supplier relationship	Trademark	Goodwill	Total
	$	$	$	$	$	$	$
Costs
As at May 31, 2019	2,207,750	85,664	250,037	329,675	1,070,256	2,327,350	6,270,732
Impairment	(2,207,750)	-	-	-	-	-	(2,207,750)
Foreign exchange	-	-	(6,342)	(8,603)	(27,444)	(64,823)	(107,212)
December 31, 2019	-	85,664	243,695	321,072	1,042,812	2,262,527	3,955,770
Foreign exchange	-	-	20,945	27,595	89,625	194,457	332,622
March 31, 2020	-	85,664	264,640	348,667	1,132,437	2,456,984	4,288,392

Accumulated depreciation
As at May 31, 2019	-	2,677	3,480	13,050	63,465	-	82,672
Additions	-	4,997	14,216	18,729	152,077	-	190,019
December 31, 2019	-	7,674	17,696	31,779	215,542	-	272,691
Additions	-	2,142	6,616	8,717	70,778	-	88,253
March 31, 2020	-	9,816	24,312	40,496	286,320	-	360,944

Net book value
December 31, 2019	-	77,990	225,999	289,293	827,270	2,262,527	3,683,079
March 31, 2020	-	75,848	240,328	308,171	846,117	2,456,984	3,927,448

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2020

(Unaudited - Expressed in Canadian dollars)

5.	INTANGIBLE ASSETS AND GOODWILL (continued)

Licenses

During the seven months ended December 31, 2019, management decided to impair the licenses as the Company is taking a new direction with respect to its technology stack in Augmented Reality. As at December 31, 2019, the Company recognized an impairment charge of $2,207,750.

Goodwill

In January 2019, the Company acquired a 100% interest in AR Ecommerce LLC, which included goodwill, valued at $929,680, at the time of acquisition. In April 2019, the Company acquired a 100% interest Infinite Pet Life, which included goodwill, valued at $1,397,670, at the time of acquisition (Note 3). During the year ended May 31, 2019, the Company recognized a currency translation adjustment of $7,687 (2018 - $Nil). The Company estimated the recoverable amount based on the value-in-use method of the group of cash-generating units that both of the acquired businesses contribute to was higher than the carrying value at December 31, 2019.

The key assumptions used in the calculations of the recoverable amounts include sales growth per year, changes in cost of sales and capital expenditures based on internal forecasts. Cash flows were projected out 5 years and a terminal value was calculated using a long-term steady growth of 5%. An after-tax discount rate of 20% was used.

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2020	December 31, 2019
Accounts payable	$976,772	$1,149,901
Accrued liabilities	73,636	93,627
	$1,050,408	$1,243,528

7.	OTHER PAYABLES

The Company owed deferred payments of $97,771 to the former owners of Infinite Pet Life as at March 31, 2020 (December 31, 2019 - $230,174). In June 2019, the Company issued 100,000 common shares with a fair value of US$50,000 ($66,630) as partial settlement of this debt in addition to a regular instalment payment of US$121,110. Due to issuance of the common shares, the remaining instalment payments were reduced to US$108,611 from US$121,110 per month. The company paid two instalments of this amount through July and August 2019. In September, the Company renegotiated the repayment terms of its remaining instalment payments owed. The Company will pay US$20,000 per month, on the 10th of each month from September 2019 through May 2020 and make one final payment of US$37,220 in June 2020. The company made payments under these new terms in September and October of 2019 with November and December installments paid in January of 2020.

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2020

(Unaudited - Expressed in Canadian dollars)

7.	OTHER PAYABLES (continued)

The continuity of the other payables is as follows:

	March 31, 2020	December 31, 2019
Opening	$230,174	$772,078
Monthly installments	(132,403)	(475,274)
Issuance of common shares	-	(66,630)
Ending	$97,771	$230,174

8.	CONVERTIBLE DEBENTURES

On July 19, 2019, NexTech issued $985,500 of convertible debentures with an effective interest rate of 9%, which mature thirty-six months from the issuance date. The principal will be repaid in twelve equal instalments and each payment will include interest payable up to the date of repayment. Notwithstanding the foregoing, the first payment will be made six months after the issuance date. The Company, at its discretion, has the option to pay the amount due at each payment date in cash or common shares based on a fixed conversion price of $0.60 per share. The Company has treated these convertible debentures as equity on its statement of financial position. The first payment was made by common shares with the issuance of 347,663 shares (Note 9). Subsequent to period end this convertible debenture was extinguished (Note 12).

9.	SHARE CAPITAL

Authorized

As at March 31, 2020 the authorized share capital of the Company was an unlimited number of common shares.

Share Capital

During the period ended March 31, 2020, the Company had the following share capital transactions:

●	issued 478,341 shares (with a fair value of $382,673) as part of a share-based payment arrangement;
●	issued 47,799 shares to settled a related party liability (Note 10);
●	issued 347,663 shares as payment on convertible debenture (Note 8);
●	issued 1,007,500 shares for the exercise of options; and
●	issued 513,305 shares for the exercise of warrants.

Share purchase warrants

	Number	Weighted Average Exercise Price
Balance, as at May 31, 2019	-	$-
Granted	7,302,340	0.83
Exercised	(335,000)	0.73
Balance, as at December 31, 2019	6,967,340	$0.83
Granted	-	-
Exercised	(513,305)	0.79
Balance, as at March 31, 2020	6,454,035	$0.84

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2020

(Unaudited - Expressed in Canadian dollars)

9.	SHARE CAPITAL (continued)

The weighted average remaining life on the warrants is 1.56 years.

Stock options

		Weighted Average
	Number	Exercise Price
Balance, as at May 31, 2019	5,274,000	$0.36
Granted	1,780,000	0.77
Cancelled	(2,495,000)	(0.37)
Exercised	(90,000)	(0.25)
Balance, as at December 31, 2019	4,469,000	$0.52
Granted	1,000,000	1.91
Cancelled	(733,334)	(0.60)
Exercised	(1,007,500)	(0.31)
Balance, as at March 31, 2020	3,728,166	$0.52

The weighted average remaining life of the outstanding stock options is 2.28 years.

Stock-based compensation was recognized using the graded vesting method over the vesting period of each tranche. The fair value of all options granted is estimated on the grant date using the Black-Scholes option pricing model.

The weighted average assumptions used in calculating the fair values are as follows:

Weighted average	Three months ended 31, 2019
Risk free interest rate	March 31, 2020
Expected life of options in years	3.00
Expected dividend yield	0%
Expected stock option volatility	136%
Fair value per option	$0.44

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2020

(Unaudited - Expressed in Canadian dollars)

9.	SHARE CAPITAL (continued)

Stock options (continued)

Date Granted	Expiry Date	Exercise Price	Number Outstanding	Number Exercisable
November 1, 2018	November 1, 2021	$0.29	922,500	922,500
November 2, 2018	November 2, 2021	$0.25	180,000	180,000
March 28, 2019	September 28, 2021	$0.60	135,000	135,000
April 17, 2019	April 17, 2022	$0.78	116,666	99,999
May 9, 2019	May 9, 2022	$0.72	39,000	26,000
June 14, 2019	June 14, 2022	$0.65	160,000	106,667
August 19, 2019	August 19, 2022	$0.75	125,000	41,666
October 10, 2019	October 10, 2022	$0.84	1,050,000	383,332
January 10, 2020	January 10, 2023	$2.00	150,000	-
February 25, 2020	February 25, 2023	$1.89	850,000	-
Total			3,728,166	1,895,164

On December 5, 2019, the company entered share-based payment arrangements with consultants for services. The weighted average grant date fair value of the equity instruments granted during the year ended December 31, 2019 was $0.80. The arrangement dictates that the instruments are vested, and as such recognized, as services are delivered by the consultants. During the three months ended March 31, 2020 the Company recognized $262,495 of expenditure related to this arrangement.

10.	RELATED PARTY TRANSACTIONS AND BALANCES

The Company entered into a number of transactions with key management personnel. The Company considers the executive officers and directors as the key management of the Company. The remuneration of key management personnel includes those persons having the authority and responsibility for the planning, directing and controlling of the activities of the Company are as follows:

Three months ended
March 31, 2020
Remuneration for services	$3,128
Share-based payments	221,155
$224,283

Amounts due to and from related parties as at March 31, 2020 and December 31, 2019 are as follows:

Related party assets (liabilities)	March 31, 2020	December 31, 2019
Key management personnel	$14,336	(143,727)

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2020

(Unaudited - Expressed in Canadian dollars)

10.	RELATED PARTY TRANSACTIONS AND BALANCES (continued)

The amounts owing to the related parties as described above are non-secured, non-interest bearing, with no specific terms of repayment. During the period the Company issued 47,799 shares to settle $38,239 of outstanding liabilities to the CEO. During the period ended December 31, 2019, the company issued $627,000 of convertible debentures to the CEO (Note 8).

11.	FINANCIAL AND CAPITAL RISK MANAGEMENT Financial Risk Management

The Company’s financial instruments are exposed to certain financial risks, which include credit risk, liquidity risk, currency risk, and interest rate risk.

Credit Risk

Credit risk arises from cash as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits and receivables. The Company’s cash deposits are primarily held with a Canadian chartered bank and receivables are due from the distributors of the company’s products and customers.

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s main source of cash resources is through equity financings and from convertible debentures. The Company’s financial obligations are limited to its current liabilities which have contractual maturities of less than one year. The Company manages liquidity risk as part of its overall “Management of Capital” as described below.

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and a portion of the Company’s expenses are incurred in U.S. dollars (“USD”). A significant change in the currency exchange rates between the Canadian dollar relative to the USD could affect the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. As at March 31, 2020, the Company is exposed to currency risk through cash, accounts receivable and accounts payable denominated in USD. A 10% change in exchange rate could increase/decrease the Company’s net loss by $13,306.

Interest Rate Risk

The interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in the market interest rates. The company is not exposed to significant cash flow fluctuations due to interest rate changes. As such, fluctuations in the market interest rates during the three months ended March 31, 2020 had no significant impact on the Company’s financing expense.

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2020

(Unaudited - Expressed in Canadian dollars)

11.	FINANCIAL AND CAPITAL RISK MANAGEMENT (continued)

Management of Capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to pursue the development of its technologies. The Company relies mainly on equity issuances to raise new capital. In the management of capital, the Company includes the components of equity. The Company’s investment policy is to invest its cash in savings accounts or highly liquid short-term deposits with terms of one year or less and which can be liquidated after thirty days without penalty. The Company is not subject to any externally imposed capital requirements. Management believes that the Company may have to raise additional capital to sustain its operations for the next twelve months.

Fair Values

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities. Financial instruments are initially recognized at fair value with subsequent measurement depending on classification as described below. Classification of financial instruments depends on the purpose for which the financial instruments were acquired or issued, their characteristics, and the Company’s designation of such instruments. As at March 31, 2020, the Company’s financial instruments were classified as at amortized at cost. The carrying values of cash, receivables, and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.

12.	SUBSEQUENT EVENTS

On April 30, 2020, the Company acquired 100% of the outstanding shares of Jolokia Corporation (“Jolokia”) in exchange for common share and contingent consideration. Jolokia is a video first learning experience platform. The share consideration is based on a purchase price of 1 million units with a closing price on the date of $1.67 with a total fair value of $1,670,000 plus contingent consideration. The shares are restricted and equally become free trading over a twelve month period. The contingent consideration arrangement consists of additional share unit payments to the selling shareholders for attainment of specific revenue and profitability metrics in the year following the acquisition. The potential undiscounted amount of all future payments that the Company could be required to make under this arrangement is for further share considerations between. The financial effects of this transaction and fair value of contingent consideration have not been recognized at March 31, 2020. At the time the financial statements were authorized for issue, the Company has not yet completed the initial accounting for the acquisition of Jolokia. In particular, the fair value assessment of the assets acquired and liabilities assumed is incomplete. It is not yet possible to provide detailed information about each class of net assets and any contingent liabilities of the acquired entity.

On May 5, 2020 the Company extinguished the convertible debenture issued on July 19, 2019 with an effective interest rate of 9% with a thirty-six month term by converting the remaining principal balance of $739,125 and accrued interest of $2,741 for 1,236,444 common shares. The extinguishment was subject to a 15% cash prepayment penalty of $158,384. Of this extinguishment, $492,750 of principal and $1,828 of accrued interest were converted for 824,296 common shares and $105,589 cash pre-payment penalty were to the CEO whom is a related party.